UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Abington Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
00350L109 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 27, 2011 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00350L109

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 133,804

	8.	Shared Voting Power

	9.	Sole Dispositive Power 133,804

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,804

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 127,821

	8.	Shared Voting Power

	9.	Sole Dispositive Power 127,821

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,821

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 00350L109

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,826

	8.	Shared Voting Power

	9.	Sole Dispositive Power 110,826

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,826

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 00350L109

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,200

	8.	Shared Voting Power

	9.	Sole Dispositive Power 110,200

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,200

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 92,192

	8.	Shared Voting Power

	9.	Sole Dispositive Power 92,192

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,192

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,864

	8.	Shared Voting Power

	9.	Sole Dispositive Power 140,864

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,864

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 00350L109

1.	2514 Multi-Strategy Fund, LP

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,261

	8.	Shared Voting Power

	9.	Sole Dispositive Power 119,261

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,261

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 00350L109

1.	Lawrence B. Seidman

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 837,643

	8.	Shared Voting Power

	9.	Sole Dispositive Power 837,643

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 837,643

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 4.15%

14.	Type of Reporting Person IN

1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Shares") of Abington Bancorp, Inc. (the "Issuer"), a Pennsylvania corporation, with principal executive offices located at 180 Old York Road, Jenkintown, PA  19046.

This statement on Schedule 13D which was filed on August 20, 2010, Amendment No. 1 which was filed on November 23, 2010, and Amendment No. 2 which was filed on January 13, 2011 on behalf of Seidman and Associates, LLC, ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), LSBK06-08, LLC ("LSBK"), Broad Park Investors, LLC ("Broad Park"), CBPS, LLC ("CBPS"), 2514 Multi-Strategy Fund, LP ("2514 MSF"), Lawrence Seidman, individually ("Seidman") and clients of Lawrence Seidman ("Seidman Clients"), Manuel Kursky ("Kursky"), and Dennis Pollack ("Pollack") collectively, the "Reporting Persons" with respect to the Reporting Person's beneficial ownership of the Shares of the Issuer is hereby amended as set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2. Identity and Background

(a-c)  Seidman and Associates, LLC, ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), LSBK06-08, LLC ("LSBK"), Broad Park Investors, LLC ("Broad Park"), CBPS, LLC ("CBPS"), 2514 Multi-Strategy Fund, LP ("2514 MSF"), Lawrence Seidman, individually ("Seidman") and clients of Lawrence Seidman ("Seidman Clients"), Manuel Kursky ("Kursky"), and Dennis Pollack ("Pollack") collectively, the "Reporting Persons"

(d-e) During the last five years, none of SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Kursky, Pollack nor Seidman or his clients, to the best of their knowledge (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed as a Reporting Person is a citizen of the United States.  Each entity listed as a Reporting Person was organized in the United States.

3. Source and Amount of Funds or Other Consideration

The stock purchased by the Reporting Persons was purchased in the open market.  As of January 27, 2011, there was no margin loan balance outstanding for any Reporting Person.

4. Purpose of Transaction

The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on January 27, 2011, the Reporting Persons owned beneficially an aggregate of 839,643 shares of Common Stock, which constituted approximately 4.16% of the 20,166,742 shares of Common Stock outstanding on December 31, 2010 as disclosed in the Company's Earnings Release on January 26, 2011.  The Reporting Persons own less than 5% of the outstanding common stock of the Company and therefore are not required to file any additional Schedule 13D amendments.

Schedule A attached below describes transactions, except for previously reported transactions,  in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.  All shares were purchased in the open market.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as previously described on this Statement, none the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

7. Material to be Filed as Exhibits

N/A

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2011
/ss/ Lawrence B. Seidman
Attorney-in-Fact pursuant to Joint Filing Agreement dated May 18, 2010

/ss/ Lawrence B. Seidman
Attorney-in-Fact pursuant to Joint Filing Agreement dated January 6, 2011

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares

SAL	1/27/2011	-12.1683	257,737.21	-21,181
SAL	1/27/2011	-12.1256	485,022.64	-40,000
Total			742,759.85	-61,181

SIP	1/27/2011	-12.0144	780,934.49	-65,000
Total			780,934.49	-65,000

SIP II	1/20/2011	10.8767	159,886.91	14,700
SIP II	1/27/2011	-12.2144	916,079.83	-75,000
Total			1,075,966.74	-60,300

LSBK	1/27/2011	-12.1986	731,917.88	-60,000
Total			731,917.88	-60,000

Broad Park	1/27/2011	-12.0946	948,407.58	-78,416
Total			948,407.58	-78,416

CBPS	1/27/2011	-12.1695	472,407.72	-38,819
Total			472,407.72	-38,819

2514 MSF	1/27/2011	-12.0915	79,610.62	-6,584
Total			79,610.62	-6,584